February 12, 2009

John L. Reizian, Esquire
Associate General Counsel
Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103-1106

      Re: Lincoln Life Flexible Premium Variable Life Account Y
             Lincoln National Life Insurance Company
             Initial Registration Statement on Form N-6
             File Nos. 333-156123 and 811-21028

Dear Mr. Reizian:

The staff has reviewed the above-referenced registration statement, which the Commission received on December 15, 2008. We have given the registration statement a selective review based on the representation in your December 19, 2008 letter that this filing is substantially similar to a Lincoln National Life Insurance Company variable life insurance product that was previously reviewed by the staff (File Nos. 333-146507, 811-8557). Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the registration statement for File No. 333-156123.

1. Cover Page (p. 1)

a. Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

b. Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

2. Total Annual Fund Operating Expenses Table (pp. 8-9)

a. Please confirm to staff that the Total Annual Fund Operating Expenses table for the portfolio companies includes fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more Acquired Funds calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

b. Please confirm to staff that the Total Annual Fund Operating Expenses table does not reflect any fee waivers or reimbursements and explain to staff why footnote 8 ends in the middle of a sentence.

3. Sub-Accounts and Funds (p. 12)

a. If applicable, please note that funds offered in a fund of fund structure may have higher expenses than funds invested directly in debt and equity securities. *See* Form N-6, Item 4(c).

b. Please state conspicuously how investors may obtain a prospectus containing more complete information on each portfolio company. *See* Form N-6, Item 4(d).

4. Contracts and Agreements (Part C)

Where required by Item 26 of Form N-6, please file actual agreements as opposed to "form of" agreements, *e.g.*, underwriting contracts and reinsurance contracts. *See* Form N-6, Item 26(c), (g). If an actual agreement is not yet available, please indicate that it will be filed by subsequent amendment.

5. Power of Attorney (Part C)

Please provide a Power of Attorney that relates specifically to the Securities Act of 1933 file number of the new registration statement. *See* Rule 483(b) of the 1933 Act.

6. Financial Statements, Exhibits, and Other Information

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

8. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Please respond to these comments with a letter to me and pre-effective amendments to the registration statements. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6762. My facsimile number is (202) 772-9285. Mail or deliveries should be addressed to 100 F Street, NE, Washington, D.C. 20549-4644.

Sincerely,

Ellen J. Sazzman
Senior Counsel
Office of Insurance Products